U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ]Form 10-K; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-Q; [ ]Form N-SAR

     For Period Ended:                              September 30, 2000
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-8301
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________

     Full Name of Registrant:             Golden Triangle Industries, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    257 Plaza Drive, Suite D
           City, State & Zip Code         Oviedo, FL 32765
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Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


In June 2000, the Company completed the approval process of acquiring Whitemark Homes, Inc. out of Florida along with the disposition of certain assets in exchange for preferred stock held by the Company's former President. In regard to that transactioin and the reporting thereof on Form 10-Q for the quarter ended June 30, 2000, the Company has received a comment letter from the staff of the SEC date November 9, 2000. In reviewing that letter and the considerations that it presents, the Company will be required to make siginificant changes in its presentation of the financial data of the new direction and business of the Company. Due to the significant changes contemplated in the comment letter, the Company is in the process of filing the 3rd quarter financial statements, answering the comment letter, and amending the 10-Q filing for the 2nd quarter. Due to the signfificance of these endeavors and the impact they will have on the presentation of the financial information, we will be delayed in filing the Form 10-Q.

Current analysis of the timing of completion of the financial statements indicates that the Company will file its form 10-Q within the five day extension period provided through this notification.


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Part IV--Other Information
________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:            Robert Early        (915) 691-5790

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


GOLDEN TRIANGLE INDUSTRIES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 15, 2000             By: /s/ Robert B. Early
                                          Robert B. Early
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________




Significant changes in presentation and results anticipated in the 10-Q.


Based on our review of the comment letter and underlying accounting literature, we are revising our reporting of the merger between Whitemark Homes, Inc, and Golden Triangle Industries, Inc. to reflect the transaction as a reverse acquisition. As such, the financial statements of Whitemark Homes will become the historical and continuing financial statements and those of Golden Triangle will be treated as the acquired entity.


Very truly yours,

Robert B. Early
CFO